Exhibit 99.1

Company Contacts: Katia Fontana Vice President and Chief Financial Officer (514) 397-2592

For all press and media inquiries, please contact:

OverCat Communications

Audrey Hyams Romoff, ahr@overcat.com,

(647) 223-9970

Gillian DiCesare, gd@overcat.com,

(647) 223-5590

Chelsea Brooks, cb@overcat.com,

(289) 221-6006

BIRKS GROUP PROVIDES BUSINESS UPDATE

Montreal, Quebec. December 11, 2020 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI), today provided a business update.

As of December 11, 2020, 22 of the Company’s 29 stores across Canada are opened and serving clients in accordance with the directives of local government and public health officials. As a result of provincial restrictions to address the “second wave” of the COVID-19 pandemic, the Company’s Winnipeg store is currently temporarily closed for in-person shopping until further notice and six of the Company’s Ontario stores, including its Bloor street flagship store, are also temporarily closed for in-person shopping, for what we expect to be a minimum of four weeks ending on December 22, 2020. However, all of the affected stores remain available for Concierge Service (over the telephone) and curbside pickup.

Furthermore, in order to better serve its customers following new and evolving restrictions surrounding in-store shopping across the country, the Company is pleased to announce that it has added virtual appointments to its Concierge Service across Canada, offering personalized video shopping services from home. Stores currently under lockdown have been equipped with the appropriate hardware to perform high-quality video appointments and product presentations.

Mr. Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented: “For those clients who prefer to shop from home, our virtual concierge service is able to provide elevated assistance over video chat. Clients will have the option to book a private appointment with a Maison Birks sales professional who can assist with everything from identifying that perfect holiday gift to selecting an engagement ring.”

Birks Group also announced that it has received confirmation from the NYSE American LLC (“NYSE American”) on December 9, 2020 that the Company was not in compliance with the continued listing standards set forth in Section 1003(a)(i) of the NYSE American Company Guide (the “Company Guide”). That section applies if a listed company has stockholders’ equity of less than U.S. $2.0 million and has reported losses from continuing operations and/or net losses in two of its three most recent fiscal years.

Birks Group can regain compliance under Section 1003(a)(i) of the Company Guide, as well as under Section 1003(a)(ii), as previously disclosed, under the compliance plan approved by NYSE American on October 22, 2020, which granted the Company an extension for its continued listing until February 6, 2022. The Company is not required to submit an additional plan to NYSE American with respect to Section 1003(a)(i). Receipt of the notice does not affect the Company’s business, operations, financial or liquidity condition, or reporting requirements with the Securities and Exchange Commission.

About Birks Group Inc.

Birks Group is a leading designer of fine jewellery, timepieces and gifts and operator of luxury jewellery stores in Canada. The Company operates 26 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver operated under the Graff brand and one location in Vancouver under the Patek Philippe brand. Bijoux Birks fine jewellery collections are also available through Mappin & Webb and Goldsmiths locations in the United Kingdom in addition to several jewellery retailers across North America. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewellery, timepieces and gifts. Additional information can be found on Birks’ web site, www.birks.com.

Clients can schedule appointments online at https://www.maisonbirks.com/en/virtual-appointment. The Concierge Service is also available by phone at +1 (855) 873-7373 and email at info@birks.com. Clients can continue to shop online 24/7 at MaisonBirks.com and benefit from complimentary shipping across Canada.

Forward Looking Statements

This press release contains certain “forward-looking” statements. Given such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that we will meet the results projected in the forward looking statements. These risks and uncertainties include, but are not limited to the following: (i) the magnitude and length of economic disruption as a result of the worldwide COVID-19 outbreak, including its impact on macroeconomic conditions, generally, as well as its impact on the results of operations and financial condition of the Company and the trading price of its shares, (ii) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iv) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program; (v) the Company’s ability to execute its strategic vision; and (vi) the Company’s ability to achieve compliance with the NYSE American’s continued listing standards within the required time frame. Information concerning factors that could cause actual results to differ materially are set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 8, 2020 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.